Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of

Subject Company: 1-6366

Creating America’s Premier

Financial Services Company

Ken Lewis & Jim Hance

Bank of America

Chad Gifford & Gene McQuade

FleetBoston Financial

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Fleet Boston Financial	Bank of America Higher Standards

Forward Looking Statements

This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation and FleetBoston Financial. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions and related actions by the United States military abroad may adversely affect the company’s businesses and economic conditions as a whole; 4) changes in the interest rate environment reduce interest margins and impact funding sources; 5) changes in foreign exchange rates increases exposure; 6) changes in market rates and prices may adversely impact the value of financial products and assets; 7) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 8) litigation and regulatory liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; and 9) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. For further information regarding either company, please read the Bank of America and FleetBoston Financial reports filed with the SEC and available at www.sec.gov.

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Fleet	Bank of America Higher Standards

Creating America’s Premier

Financial Services Company

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Fleet	Bank of America Higher Standards

Unique Opportunity

•	Unrivaled presence in America’s growth and wealth markets

•	Increased earnings diversity and stability

•	Enhanced leverage of technology and process capabilities

•	Expanded distribution

•	Increased number of wealth advisors

•	Most talented and experienced management team in industry

•	Fortress franchise

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Fleet	Bank of America Higher Standards

Diversified Business Mix

Bank of America YTD Revenue Mix	FleetBoston YTD Revenue Mix

[Pie Chart]	[Pie Chart]

New Bank of America

[Pie Chart]

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Unmatched Franchise

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Highly Compatible Philosophies

•	Passion to keep raising the customer experience
•	Valuing employees as our most critical resource
•	Ensuring risks and rewards are in sync
•	Setting high standards of accountability
•	Relentless focus on shareholder value creation

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The Long-Term Winners Possess. . . . . .

•	Dominant market shares
•	Superior products and services
•	Powerful brand
•	Energized employees
•	Culture of service and innovation
•	Operating leverage
•	Disciplined management
•	Excess capital generation

This Company has what it takes to win

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Fleet	Bank of America Higher Standards

Superior Financial Strength

($ in billions)

	Bank of America	FleetBoston	Combined

Market Cap (10/24/03)	$121.9	$33.5	$155.4	è	#3 financial services worldwide

Earnings (2003 YTD)	$8.1	$1.9	$10.0	è	4th most profitable company in world

Common Equity	$50.4	$17.6	$68.0	è	#3 financial services worldwide

The financial strength and cash flow generation of the combined entity will mitigate risk while providing significant resources to support future growth

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The Businesses of Bank of America

[Pie Chart]

Based on 9 mo. YTD annualized revenue data

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Fleet	Bank of America Higher Standards

Consumer & Small Business Highlights

($ in billions)	Bank of America	FleetBoston	Combined
Revenue	$ 22.8	$ 5.1	$ 27.9
Income	6.4	1.0	7.4
Loans	131	48	179
Deposits	277	79	356

Revenue and income represent 9 mo. YTD annualized data

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Fleet	Bank of America Higher Standards

Consumer & Small Business Highlights

#1 Retail customers –	33 million

#1 Deposit market share in US –	9.8%

#1 Banking center locations –	5,669

#1 ATM network –	16,551

#1 Active online banking customers –	8 million

#1 Small business lender –	11,594 loans

#1 Debit card transactor –	15% + market share

#5 Credit card managed receivables –	$47 billion

#3 Retail mortgage originator –	$80 billion YTD 03

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Unrivaled Market Presence

State ranking and deposit share

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Source: SNL Branch Data Source; Deposits as of June 2002, adjusted for pending transactions

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Increased Share of Domestic Deposit Base

($ in billions)

Rank		Total Deposits 6/30/02	National Deposit Share (%)
1	New Bank of America	$437	9.8
1	Bank of America	326	7.3
2	Wells Fargo	189	4.2
3	Wachovia	173	3.9
4	J.P. Morgan Chase	170	3.8
5	Citigroup	166	3.7
6	Bank One	146	3.3
7	Washington Mutual	121	2.7
8	FleetBoston	110	2.5
9	U.S. Bancorp	107	2.4
10	SunTrust	69	1.5
	U.S. Deposits	$4,478

Source: Federal Reserve and SNL Financial Branch Data Source

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Presence Where Growth Matters

Deposit market share of Top 50 MSAs with largest expected population growth

[CHART]

Current deposit market share percentage of Top 50 MSAs with largest expected population growth from 2002 – 2007 taken from SNL securities data and Lehman Brothers research reports.

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Presence Where Wealth Matters

    Deposit market share of Top 50 MSAs with largest income concentration

[CHART]

Current deposit market share percentage of Top 50 MSAs with largest # of households with annual income of at least $50,000 taken from SNL Securities data and Lehman Brothers research reports.

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Fleet	Bank of America Higher Standards

Enhancing Card Services

•	Fifth largest bank credit card issuer in the U.S.

–	$47 Bn in managed outstandings and 35 MM accounts

•	#1 debit card transactor in U.S. with more than 15% market share

Top Bank Credit Card Issuers in the U.S.(1)

($ in Billions)

	Issuer	Outst.	Charge Volume	Accounts (MM) Total	Cards Outst. (MM)
1.	Citigroup/Sears (2)	$105.5	$104.0	71.8	102.4
2.	MBNA	80.8	68.8	39.4	52.2
3.	BankOne	74.3	78.8	42.7	50.4
4.	J.P. Morgan Chase	50.8	45.0	29.1	40.8
5	New Bank of America	47.0	42.6	35.2	41.5
5.	Capital One	43.4	32.3	36.6	44.7
6.	Bank of America	32.4	31.8	25.7	30.1
7.	Providian	17.8	8.4	12.0	13.8
8.	Household	16.6	17.8	20.1	24.0
9.	Fleet Boston	14.6	10.7	9.5	11.4
10.	Wells Fargo	11.9	11.3	6.9	8.3

(1)	Source: The Nilson Report – outstandings and charge volumes as of 6/30/03; accounts, cards and association as of 12/31/02

(2)	Merger pending completion

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Fleet	Bank of America Higher Standards

Leveraging Consumer Real Estate

First Mortgage Portfolio

[Bar Chart]

Home Equity Portfolio

[Bar Chart]

•	Third largest direct to consumer first mortgage originator
•	Fifth largest mortgage servicing portfolio ($246 billion)
•	Largest home equity lender ($52 billion)

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Small Business is Big Business

•	#1 small business lender in U.S. with 2.5 million clients
•	Full suite of products and services
•	Strong links to both retail delivery platform and the asset management franchise

Small business importance to the economy1

•	Provides approximately 75 percent of the net new jobs added to the economy.
•	Represents 99.7 percent of all employers.
•	Accounts for 39 percent of jobs in high technology sectors.
•	Represents 97 percent of all U.S. exporters.

1 Statistics provided by Small Business Lending Administration

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Middle Market & Corporate Banking

•	#1 in U.S. large corporate banking relationships
•	Leader in domestic and global cash management

–	#1 in middle market in Northeast
–	#1 in middle market in U.S.
–	#1 in global cash management, serving more than 16,000 clients worldwide

•	#1 syndicated lender – U.S. leveraged loans by volume
•	Top tier fixed income solution provider
•	Leader in Equity and Equity Convertibles

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Wealth Management

•	9th largest wealth manager in U.S. – over $470 billion in AUM
•	Large customer base with access to over 1.6 million affluent households[1] in U.S.
•	Complementary strengths and strategies

–	Wealth management

•	Active and passive investment management
•	Diverse fund management styles – growth, value, balanced
•	International diversity

–	3rd largest bank-owned brokerage company
–	Large high net worth client base

•	growing share of wallet

•	4,500 Investment advisors and 1,900 brokers

1 Investable assets in excess of $100,000.

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Top U.S. Wealth Managers by AUM and Asset Class

($’s in billions)

	Total AUM
Company	Rank	$ AUM
Fidelity Investments	1	794
State Street Global Advisors	2	763
Barclays Global Investors	3	746
Capital Group Cos.	4	552
Citigroup	5	535
Mellon Financial Corporation	6	522
J.P. Morgan Flemming Asset Mgmt	7	516
Merrill Lynch Investment Managers	8	462
New Bank of America	9	456
Bank of America	17	310
FleetBoston’s Columbia Mgmt Group	37	146

Source: Institutional Investor, July 2003; data as of 12/31/02. Rankings only include top 40 asset mangers ranked by total assets under management.

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Fleet	Bank of America Higher Standards

The NEW Bank of America

($ in billions as of 9/30/03)

	Bank of America	FleetBoston	Combined
Assets	$737	$196	$933
Loans & leases	373	126	499
Deposits	409	133	542
Shareholder’s equity	50	18	68
YTD Revenue	28	9	37
YTD Earnings	8	2	10
Employees	132,749	47,969	180,718
Banking centers	4,211	1,458	5,669
ATMs	13,120	3,431	16,551

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Credit Quality

(as of 9/30/03)

	Bank of America	FleetBoston	Combined
% of Total Loans:
Allowance for Loan Losses	1.80%	2.48%	1.97%
YTD Net Charge-Offs	0.91%	1.56%	1.08%
Non-Performing Assets	0.98%	1.85%	1.20%
Allowance for Loan Losses as a % of Non-performing Loans	196%	165%	185%

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Transaction Summary

Price Per Share:	$45.00 per FBF share[1]
Fixed Exchange Ratio:	.5553 BAC shares for each FBF share
Accounting Treatment:	Purchase / tax-free exchange
Board Composition:	(19) 12 from Bank of America
7 from FleetBoston
Expected Closing:	Second Quarter 2004
Approvals:	Normal regulatory and shareholder approvals of both companies

1 Based on closing BAC stock price as of 10/22/03.

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Financial Overview

($ in millions)

	2004	2005
[1] Bank of America projected net income	$10,961	$11,947
[1] FleetBoston projected net income	1,487[2]	3,148

Total	$12,448	$15,095
Adjustments
Expense efficiencies	250	1,100
Higher intangible amortization	(165)	(330)
Synergies	110	195

Projected net income for new Bank of America	$12,643	$16,060
Average projected diluted shares outstanding	1,781	2,016
Projected earnings per diluted share	$7.10	$7.97
[1] Consensus First Call estimate for Bank of America	$7.27	$7.92
Projection vs. Consensus	-2%	1%

Excludes after-tax restructuring charge of $800 million
[1] 2004 First Call consensus with 9% increase in 2005
[2] 2004 reflects only 6 months earnings as a result of purchase accounting

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Financial Assumptions

•	Transaction closes in second quarter 2004

•	Overall expense efficiencies of $1.1 billion after-tax, or 6% of combined expense base

•	Higher intangible amortization of $330 million per year

•	Synergies of approximately $195 million after-tax per year

•	Restructuring charge of $800 million after-tax

•	Net share repurchases of approximately 67 million in 2004 and 23 million in 2005

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Fleet	Bank of America Higher Standards

Investment in BAC Today

•	Stock with a 11x P/E valuation versus 12+ for peers and 13+ for industry

•	Higher EPS expectations in out years versus current expectations

•	Intense associate focus on customer satisfaction that shows in current revenue streams

•	Much improved risk profile versus years ago when both stocks were at their highs

•	Attractive dividend yield (4%) and history of double digit increases spanning a quarter century

•	Strong cash flow to pay dividend and repurchase shares

•	Franchise more diversified and unequalled in market share presence

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Fleet	Bank of America Higher Standards

Management Team

	Ken Lewis Chief Executive Officer		Chad Gifford Chairman

		Jim Hance Vice Chairman and Chief Financial Officer	Gene McQuade President

Ed Brown President Global Corporate and Investment Banking	Barbara Desoer President Consumer Products	Liam McGee President Consumer Banking	Brian Moynihan President Wealth Management	Gene Taylor President Commercial Banking	Brad Warner President Small Business and Premier Banking

Amy Brinkley Chief Risk Officer	Jay Sarles Vice Chairman Special Advisor to CEO	Steele Alphin Principal Personnel Executive	Cathy Bessant Chief Marketing and Communications Officer	Milton Jones Quality and Productivity Executive

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Fleet	Bank of America Higher Standards

Bank of America [Logo] Higher Standards

Additional Information About this Transaction

Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Documents”.

Participants in this Transaction

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.